

September 8, 2010

<u>Via U.S. Mail and Facsimile 614.480.5284</u>

Thomas P. Reed
Vice President and Chief Financial Officer
Huntington Preferred Capital, Inc.
41 S. High Street
Columbus, OH 43287

> **Re:** **Huntington Preferred Capital, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 15, 2010**
> **Form 10-Q for the period ended March 31, 2010**
> **Filed May 17, 2010**
> **File No. 0-33243**

Dear Mr. Reed:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin Woody
Accounting Branch Chief